Exhibit 12.1

Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	July 28, 2012		July 30, 2011		July 31, 2010		July 25, 2009	July 26, 2008

	(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$39,378		$16,107		$5,849		$(53,094)	$24,404
Income tax expense (benefit)	25,183		12,377		4,881		(1,405)	13,180
Fixed charges included in the determination of net income	24,001		22,185		20,292		21,921	20,520
Total earnings, as defined	$88,562		$50,669		$31,022		$(32,578)	$58,104

Fixed charges, as defined:
Interest charges	$16,745		$16,017		$14,272		$14,743	$13,096
Rental interest factor	7,256		6,168		6,020		7,178	7,424
Total fixed charges, as defined	$24,001		$22,185		$20,292		$21,921	$20,520

Ratio of earnings to fixed charges	3.7	x	2.3	x	1.5	x	( *)	2.8	x

*The ratio of earnings to fixed charges was less than one-to-one for fiscal 2009 and earnings were insufficient to cover fixed charges by $76.4 million.